Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Energy Vault Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29280W109

(CUSIP Number)

February 11, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29280W109	Schedule 13G	Page 1 of 7

1	Names of Reporting Persons SB Investment Advisers (UK) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 18,535,631
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 18,535,631

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,535,631
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 13.9%
12	Type of Reporting Person CO

CUSIP No. 29280W109	Schedule 13G	Page 2 of 7

1	Names of Reporting Persons SoftBank Vision Fund (AIV M2) L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 18,535,631
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 18,535,631

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,535,631
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 13.9%
12	Type of Reporting Person PN

CUSIP No. 29280W109	Schedule 13G	Page 3 of 7

ITEM 1.	(a) Name of Issuer:

Energy Vault Holdings, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

4360 Park Terrace Drive, Suite 100, Westlake Village, California 93161

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

SB Investment Advisers (UK) Limited (“SBIA UK”)

SoftBank Vision Fund (AIV M2) L.P. (“AIV M2”)

(b)	Address or Principal Business Office:

The address for SBIA UK is 69 Grosvenor Street, London W1K 3JP, United Kingdom. The address for AIV M2 is 251 Little Falls Drive, Wilmington, DE 19808.

(c)	Citizenship of each Reporting Person is:

SBIA UK is organized under the laws of England and Wales. AIV M2 is organized under the laws of the State of Delaware.

(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”).

(e)	CUSIP Number:

29280W109

ITEM 3.

Not applicable.

CUSIP No. 29280W109	Schedule 13G	Page 4 of 7

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as the date of this Schedule 13G, based upon 133,633,288 shares of Common Stock outstanding following the consummation of the Business Combination.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
SB Investment Advisers (UK) Limited	18,535,631	13.9%	0	18,535,631	0	18,535,631
SoftBank Vision Fund (AIV M2) L.P.	18,535,631	13.9%	0	18,535,631	0	18,535,631

AIV M2 is the record holder of the securities reported herein.

SBIA UK has been appointed as alternative investment fund manager (“AIFM”) of AIV M2. SBIA UK is authorized and regulated by the UK Financial Conduct Authority and is exclusively responsible for making all decisions related to the acquisition, structuring, financing and disposal of AIV M2’s investments. As a result of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the securities reported herein.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 29280W109	Schedule 13G	Page 5 of 7

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 29280W109	Schedule 13G	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2022

SB Investment Advisers (UK) Limited

By:	/s/ Spencer Collins
Name:	Spencer Collins
Title:	General Counsel

SoftBank Vision Fund (AIV M2) L.P.
By: SB Investment Advisers (UK) Limited, its Manager

By:	/s/ Spencer Collins
Name:	Spencer Collins
Title:	General Counsel

CUSIP No. 29280W109	Schedule 13G	Page 7 of 7

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.